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                           FILED BY GLB BANCORP, INC.

             PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
               AND DEEMED FILED PURSUANT TO RULE 14A-12 UNDER THE
                         SECURITIES EXCHANGE ACT OF 1934

                       SUBJECT COMPANY: GLB BANCORP, INC.
                          COMMISSION FILE NO. 000-24255

                             DATE: OCTOBER 14, 2003

This filing relates to the proposed merger of GLB Bancorp, Inc. with and into Sky Financial Group, Inc. pursuant to the terms of an Agreement and Plan of Merger, dated as of July 15, 2003, by and between GLB Bancorp and Sky Financial. The merger agreement is on file with the SEC as an exhibit to the Current Report on Form 8-K filed by GLB Bancorp on July 23, 2003, and is incorporated by reference into this filing. In addition, on September 12, 2003, Sky Financial filed a joint proxy statement/prospectus, Registration Statement No. 333-108171, relating to the proposed merger pursuant to Rule 424(b)(3) of the Securities Act. The following press release relating to unsolicited proposals from Jerome Osborne received by GLB Bancorp was issued by GLB Bancorp on October 12, 2003. Copies of Jerome Osborne's proposal letters are attached to this filing as Exhibits 99.1, 99.2 and 99.3.

GLB BANCORP, INC. RECEIVES UNSOLICITED MERGER PROPOSAL
FROM JEROME T. OSBORNE, SR.

MENTOR, OHIO - October 12, 2003 - GLB BANCORP, INC. (NasdaqSC: GLBK) announces that it has received an unsolicited proposal from Jerome T. Osborne, Sr. to acquire all of the outstanding common shares of GLB Bancorp in a transaction structured as a cash-for-stock merger. The GLB Bancorp Board of Directors will meet to consider Mr. Osborne's merger proposal prior to the special meeting of the GLB Bancorp shareholders that is scheduled for Wednesday, October 15, 2003, and that was called for the purpose of approving the previously announced merger agreement between GLB Bancorp and Sky Financial Group, Inc. (NasdaqNMS: SKYF). GLB Bancorp will announce its position with respect to Mr. Osborne's merger proposal prior to the shareholder meeting.

In July 2003, GLB Bancorp and Sky Financial announced that they entered into an agreement providing for a stock-for-stock merger in which each outstanding GLB Bancorp common share would be exchanged for 0.74 of a Sky Financial common share. The merger is subject to customary closing conditions, including regulatory approvals and the approval of the shareholders of GLB Bancorp. Under the merger agreement, GLB Bancorp may be required to pay Sky Financial a termination fee of $1,250,000 if GLB Bancorp enters into an agreement with a third party to consummate a competing acquisition proposal.

On September 5, 2003, Jerome Osborne resigned his position as a director and an officer of GLB Bancorp and its subsidiary, Great Lakes Bank, citing concerns about a sale of the company in general and the valuation of the proposed transaction with Sky Financial.

On September 12, 2003, Jerome Osborne initiated a series of unsolicited discussions with the GLB Bancorp Board of Directors about the possibility of acquiring the company by delivering a

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letter in which he proposed to make a limited cash tender offer for 1,000,000 shares of GLB Bancorp common stock at $21.00 per share (which, if successful, would have given him control of 51% of the outstanding GLB Bancorp common shares). After considering, among other factors, its fiduciary obligations to GLB Bancorp's shareholders, as well as the fact that the pending merger transaction with Sky Financial would involve 100% of the outstanding GLB Bancorp common shares, the GLB Bancorp Board responded to this proposal by indicating that it would not consider an offer to acquire less than all outstanding common shares of GLB Bancorp.

On September 23, 2003, Jerome Osborne delivered a second proposal letter to the GLB Bancorp Board, in which he offered to purchase all of the stock of GLB Bancorp's subsidiary, Great Lakes Bank. The offer assumed that, following his purchase of all the shares of Great Lakes Bank, the full amount of his cash payment plus currently available capital resources at GLB Bancorp would be available to GLB Bancorp's shareholders. Based on his assumptions, Mr. Osborne estimated that "the total amount available to shareholders . . . would be approximately $42,700,000, which is $20.20 per share."

After carefully considering Jerome Osborne's second proposal, the GLB Bancorp Board concluded that his offer did not represent greater value to the shareholders than the pending stock-for-stock merger with Sky Financial. In reaching this conclusion, the GLB Bancorp Board considered the tax consequences of the proposed transaction and numerous other factors, including the invalidity of certain of the assumptions made in the offer concerning the value of the transaction to GLB Bancorp shareholders, the likelihood of whether the proposed acquisition of Great Lakes Bank would receive regulatory approval, the length of time it would take to consummate the proposed transaction, the significant risks for GLB Bancorp and its shareholders if the Sky Financial merger were terminated but the proposed sale of Great Lakes Bank stock were not consummated, the proposal's failure to provide for any payment to the holders of options to purchase GLB Bancorp common shares, and the fact that GLB Bancorp and its shareholders would have to bear all the costs of the proposed transaction, including the payment of the termination fee to Sky Financial and the costs of liquidation of GLB Bancorp.

The GLB Bancorp Board determined, after consultation with its financial, accounting and legal advisers, that the amount available for distribution to shareholders after consummation of the sale would likely be far less than the $20.20 per share described in Jerome Osborne's letter of September 23, 2003. Because federal and state tax would be imposed on the sale of Great Lakes Bank stock, and because of other matters not taken into consideration in Mr. Osborne's offer, the GLB Bancorp Board believes that the proposed transaction would more likely have resulted in a distribution of approximately $16.32 per share of GLB Bancorp common stock.

After discussing its concerns with Jerome Osborne, the GLB Bancorp Board again informed him that it would not consider an offer to acquire less than all outstanding common shares of GLB Bancorp, and further indicated that any such offer by Mr. Osborne would need to address the potential harm to GLB Bancorp's shareholders if he were to fail to consummate the acquisition, whether because of an inability to obtain regulatory approval for the transaction or otherwise.

On October 10, 2003, Jerome Osborne delivered a third proposal to the GLB Bancorp Board in which he offered to acquire all of outstanding common shares of GLB Bancorp (other than the 234,430 common shares beneficially owned by Mr. Osborne) for $20.20 per share, or a total of approximately $43.4 million, in cash. In this letter, Mr. Osborne states that the proposed


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transaction would be structured as a merger of GLB Bancorp with an acquisition entity to be formed and owned by him, and that the merger would be subject to shareholder and regulatory approval, including all bank and securities filings necessary to consummate the transaction. His letter also indicates that each outstanding option to purchase GLB Bancorp common shares would be cancelled in exchange for a cash payment equal to the difference between $20.20 and the exercise price of the option. Mr. Osborne's letter does not provide any assurance that the shareholders of GLB Bancorp will not be harmed if he fails to consummate the merger.

The GLB Bancorp Board will meet prior to the October 15, 2003 meeting of its shareholders to carefully and thoroughly evaluate Jerome Osborne's merger proposal and to consider the options available to it in light of its fiduciary obligations to its shareholders. The GLB Bancorp Board will announce its position with respect to Mr. Osborne's merger proposal before the date of the shareholder meeting.

GLB Bancorp will promptly file copies of the three proposal letters it has received from Jerome Osborne with the Securities and Exchange Commission.

Forward-Looking Statements
--------------------------
Except for the historical information contained herein, the matters discussed in this press release may be deemed to be forward-looking statements. Such statements involve risks and uncertainties including, but not limited to: failure to consummate GLB Bancorp's proposed merger with Sky Financial because of, among other things, a failure to obtain required shareholder or governmental approvals, or adverse regulatory conditions that may be imposed in connection with governmental approvals of the merger, or Jerome Osborne's offer to acquire GLB Bancorp; and the general volatility of the capital markets and the market price of GLB Bancorp's common shares and Sky Financial's common shares. Actual results could differ materially from those contemplated by these forward-looking statements. GLB Bancorp disclaims any intent or obligation to update these forward-looking statements.

About GLB Bancorp
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Headquartered in Mentor, Ohio, GLB Bancorp is a one-bank holding company that holds all of the outstanding common stock of Great Lakes Bank. Great Lakes Bank has $209 million in total assets with twelve branches throughout Lake County, Ohio and one branch in Cuyahoga County, Ohio.